UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number: 001-41613

Enlight Renewable Energy Ltd.
(Translation of registrant’s name into English)

13 Amal St., Afek Industrial Park
Rosh Ha’ayin, Israel
+ 972 (3) 900-8700
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

EXPLANATORY NOTE

On August 7, 2024, Enlight Renewable Energy Ltd. (the “Company”) issued a press release titled: “Enlight Renewable Energy Reports Second-Quarter 2024 Financial Results” and will conducted a conference call using a presentation titled: “Enlight Earnings Presentation Second Quarter 2024.” Details of the conference call are provided in the press release. A copy of the press release, as well as supplemental appendices containing further information regarding the Company’s financial results for the six-month period ended June 30, 2024 and other operational updates, is furnished as Exhibit 99.1 herewith and a copy of the presentation is furnished as Exhibit 99.2 herewith.

Incorporation by Reference

Other than as indicated below, the information in this Form 6-K (including in Exhibits 99.1 and 99.2) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

The IFRS financial information contained in the (i) consolidated statements of financial position, (ii) consolidated statements of income and (iii) consolidated statements of cash flows included in the press release attached as Exhibit 99.1 to this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (File No. 333-271297).

EXHIBIT INDEX

The following exhibit is furnished as part of this Form 6-K:

Exhibit	Description

99.1	Press Release of Enlight Renewable Energy Ltd., dated August 7, 2024, titled: “Enlight Renewable Energy Reports Second-Quarter 2024 Financial Results”.

99.2	Enlight Earnings Presentation Second Quarter 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enlight Renewable Energy Ltd.

Date: August 7, 2024	By:	/s/ Nir Yehuda
Nir Yehuda
Chief Financial Officer